Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 16, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Inessa Kessman and Robert Littlepage

Re:	SharpLink Gaming Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response filed July 28, 2023
File No. 000-28950

Dear Ms. Kessman and Mr. Littlepage:

On behalf of our client, SharpLink Gaming Ltd., an Israeli-based company (the “Company” or “SharpLink”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amended Form 10-K for the Fiscal Year ended December 31, 2022 filed on July 14, 2023 (the “10-K/A”) contained in the Staff’s letter dated August 8, 2023 (the “Comment Letter”).

This response letter reflects the Company’s responses to the comments sent by the Staff. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the 10-K/A.

Amended Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.	We note your response to comment 1, however, the fact that the registrant was a foreign private issuer (FPI) during 2022 has no impact on the form requirements of registration statements on Form S-1 and Form S-4 filed during 2023 after the registrant’s loss of FPI status. These form requirements include the filing of financial information required by Rule 8-04 and Article 11 of Regulation S-X, which would include financial statements of SportsHub for the latest required interim period that preceded the acquisition and the corresponding period of the prior year. The previously filed interim financial statements for the period ended June 30, 2022 and 2021 would not meet the requirements.

Response: The Company is in the process of preparing the requested interim financial statements for SportsHub for the period ended September 30, 2022 and 2021, including combined pro forma financial information, and will file a Form 8-K to include such statements when available for incorporation by reference into the registration statement on Form S-1, and for inclusion in the registration statement on Form S-4.

Los Angeles   New York   Chicago  Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission August 16, 2023 Page 2

2.	We note your response to comment 2. To help us better understand the transaction please tell us:

●	The percentage of Sharplink Gaming Ltd. voting stock owned by former SportsHub shareholders. This percentage should include the 8,893,803 ordinary shares of SharpLink distributed prior to the merger.

Response: As a result of the merger, the percentage of voting stock, on a fully diluted as converted basis, owned by former SportsHub shareholders, inclusive of the 8,893,803 shares distributed prior to the merger was approximately 40%. Prior to the merger, SportsHub held approximately 40% of the total issued and outstanding ordinary shares of SharpLink Gaming Ltd., and 31% of the fully diluted shares on an as converted basis.

●	Besides VP of Fantasy Sports, tell us if former managers of SportsHub hold any other positions in the Company.

Response: None of the other former managers of SportsHub held any other positions in the Company during 2022, the year of acquisition.

In April 2023, Jason Lee, the Controller of SportsHub applied for the position as Controller of the Company due to a vacancy in that role at the time. He assumed that role in the Company in 2023, which was subsequent to the acquisition.

●	Tell us if any of the current board members were associated with SportsHub prior to the acquisition.

Response: None of the current board members of SharpLink were associated with SportsHub during 2022, the year of acquisition.

United States Securities and Exchange Commission August 16, 2023 Page 3

In furtherance of this Comment #2, to better understand the merger between Sharplink and SportsHub and how it was accounted for, we are providing the following additional information. In addition to the guidance and analysis provided to you in our response letter dated July 28, 2023, we also considered the guidance in ASC 805-10-55-12 as provided below.

Company History and Background

SharpLink Inc. (“SL”) was incorporated in 2019 and was established for the purpose of becoming a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content.

On July 26, 2021, SL completed a merger with Mer Telemanagement Solutions Ltd., and Israeli company (the “MTS Merger”). As a result, of the MTS Merger, SharpLink Gaming Ltd. (“SLGL”), commenced trading on NASDAQ under the ticker symbol “SBET.”

Prior to the MTS Merger, SL was a majority owned subsidiary of SportsHub Gaming Network (“SHGN”) and was consolidated into SHGN’s financial statements until August 31, 2021. In connection with the MTS Merger, holders of preferred shares of SL converted their preferred shares into ordinary shares of SLGL. As a result of the conversion and issuance of new ordinary shares, SHGN no longer had majority voting power in SLGL as of August 31, 2021. Thereafter, SHGN no longer consolidated SL’s financial statements.

Merger with SportsHub Gaming Network (SHGN)

For reference purposes, as disclosed in the Form 10-K filed by SLGL on April 5, 2023, the audited financial statements of SLGL for the years ended December 2022 and 2021 disclosed the following in Note 3 – Acquisition related to SportsHub:

On December 22, 2022 (the “Close Date”), SLGL, through its wholly owned subsidiary, SHGN Acquisition Corp (“Acquirer” or the “Merger Subsidiary) acquired all of the outstanding capital stock of SportsHub, via an Agreement and Plan of Merger, dated as of September 6, 2022 (“Merger Agreement”).

The consideration paid in the Merger Agreement was in the form of SLGL ordinary shares and the assumption of liabilities as follows:

●	SLGL issued an aggregate of 4,319,263 ordinary shares to the equity holders of SHGN, on a fully diluted basis, of which an aggregate of 405,862 shares were subject to escrow for indemnifiable losses and for reimbursement of expenses.
●	SLGL assumed $5,387,850 million of SHGN debt.
●	SHGN held 8,893,803 ordinary shares in SL which were distributed to SHGN’s individual stockholders prior to the consummation of the Merger Agreement. These shares were not considered to be part of the purchase consideration.

United States Securities and Exchange Commission August 16, 2023 Page 4

Accounting Acquirer Analysis Pursuant to ASC 805-10-55-12

a.	The relative voting rights in the combined entity after the business combination.

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

After the consummation of the Merger Agreement, the shares outstanding on a fully-diluted, as converted basis was 33,765,484. Of these total shares outstanding on a fully diluted basis after the Merger Agreement, the following voting shares and voting control was held by SHGN and SLGL as a group of stockholders:

SHGN Group:	13,618,928	40.33%
SLGL Group:	20,146,556	59.67%
	33,765,484

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

See our response provided above in (a).

c.	The composition of the governing body of the combined entity.

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

●	Rob Phythian, Director: Mr. Phythian has served as Director and CEO of SL since inception in February 2019.

●	Chris Nicholas, Director: Mr. Nicholas has served as Director and COO of SL since inception in February 2019.

●	Joe Housman, Chairman: Mr. Housman has served as a Director since SL’s inception in February 2019.

United States Securities and Exchange Commission August 16, 2023 Page 5

●	Tom Doering, Director: Mr. Doering has served as a Director since SLGL completed the MTS Merger on July 26, 2021.

●	Adrienne Anderson, Outside Director: Ms. Anderson has served as a Director since SLGL completed the MTS Merger on July 26, 2021.

●	Scott Pollei, Outside Director: Mr. Pollei has served as a Director since SLGL completed the MTS Merger on July 26, 2021.

●	Paul Abdo, Director: Mr. Abdo has served as a Director since SL’s inception in February 2019.

d.	The composition of the senior management of the combined entity.

The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

As denoted below, the senior management team of the combined entity is comprised of personnel from SL, since its inception in 2019, with additional senior members added after acquisitions of FourCubed and Sports Technologies, Inc., completed in 2021 and 2020, respectively. There are no senior members from SportsHub on the combined entity’s executive team or Board of Directors.

1.	CEO Rob Phythian. Mr. Phythian has been CEO of SLGL since the MTS Merger, and prior to that was CEO of SL since he co-founded the Company in 2019.

2.	COO Chris Nicholas. Mr. Nicholas has been COO of SLGL since the MTS Merger, and prior to that was COO of SL since he co-founded the Company in 2019.

3.	CFO Robert DeLucia. Mr. DeLucia has been the CFO of SLGL since August 2022.

4.	CTO Dave Abbott. Mr. Abbott has been the CTO of SLGL since October 2022.

5.	VP of Product Strategy Barry Carpe. Mr. Carpe has been in this position with SLGL since the MTS Merger, and prior to that was VP of Product Strategy SL since January 2019

6.	VP of Affiliate Marketing Tori Roberts. Ms. Roberts has been in this position with SLGL since the MTS Merger, and prior to that was VP Affiliate Marketing since the acquisition of FourCubed on December 31, 2021.

7.	VP of Technology Mike Szahaj. Mr. Szahaj has been in this position with SLGL since the MTS Merger, and prior to that was VP of Technology with SL since the acquisition of Sports Technologies, Inc. in November 2020.

8.	VP of Revenue Tom Masterman. Mr. Masterman has been in this position with SLGL since July 2022.

United States Securities and Exchange Commission August 16, 2023 Page 6

e.	The terms of the exchange of equity interests.

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Per the Merger Agreement, SLGL’s total purchase consideration for SHGN was $6,758,137, which was comprised of $1,370,287 in ordinary shares based on SLGL’s closing share price on December 22, 2022 and the assumption of $5,387,850 of outstanding debt. SLGL acquired net assets of $1,789,433 in the acquisition and recorded goodwill of $4,968,703.

Based on management’s analysis and taking into consideration all relevant facts (as noted above, including our responses in our letter dated July 28, 2023), it was determined that SLGL was the acquirer in the acquisition of SHGN, and SHGN the acquiree.

Please do not hesitate to contact Tahra Wright at 212-407-4122 or Sherry Li at 212-407-4939 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Very truly yours,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Robert DeLucia, CFO, SharpLink Gaming Ltd.